CureVac AG ▪ Friedrich-Miescher-Str. 15 ▪ D-72076 Tübingen	CureVac AG
Franz-Werner Haas, LLD, LLM
Chief Executive Officer and Chief Operating Officer

T +49 7071 9883-0
F +49 7071 9883-1101
Franz-Werner.Haas@curevac.com

January 25, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Ms. Laura Crotty

Re:	CureVac N.V. Registration Statement on Form F-1 Registration No. 333-252391

Dear Ms. Laura Crotty

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on January 27, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 or (917) 921-8872 with any questions or comments with respect to this letter.

Sincerely,

CUREVAC N.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Name: Franz-Werner Haas, LLD, LLM
Title: Chief Executive Officer and Chief Operating Officer

Via EDGAR

CC: Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

CureVac AG	Vorstand	Sitz der Gesellschaft	Bankverbindung

Friedrich-Miescher-Straße 15	Dr. Ingmar Hoerr (Vorsitzender),	Amtsgericht Stuttgart	Kreissparkasse Tübingen
D-72076 Tübingen	Dr. Franz-Werner Haas, Dr. Mariola Fotin-Mleczek, Dr. Florian von der Mülbe, Pierre Kemula	HRB 754041	BLZ: 641 500 20
T +49 7071 9883-0			Konto: 122 885
F +49 7071 9883-1101	Aufsichtsratsvorsitzender	Steuer-Nr.	IBAN: DE68 6415 0020 0000 1228 85
info@curevac.com			SWIFT-BIC: SOLA DE S1 TUB
www.curevac.com	Jean Stéphenne	Steuer-Nr.: 86111/81703
USt-ID: DE 221 393 632